January 22, 2013

Jim Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	EMC Insurance Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed on March 14, 2012
File No. 000-10956

Dear Mr. Rosenberg:

Below are the responses of EMC Insurance Group Inc. (the “Company”) to your comment letter dated January 11, 2013.  For your convenience, each comment appearing in the Comment Letter is repeated below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations

1.
Refer to your disclosure on page 81 regarding your deferred policy acquisition costs critical accounting policy.  You state that deferred policy acquisition costs were not subject to limitation at December 31, 2011, and management does not anticipate that any limitation will occur in 2012 due to the current level of rate adequacy in both the insurance and reinsurance marketplaces.  Please consider including a sensitivity analysis therein illustrating the impact on the premium deficiency calculation of reasonably likely changes in the projected loss and loss settlement expense ratio associated with catastrophes, and provide us proposed disclosure to be included in future periodic reports, as necessary.

Response:

Management proposes to include the following disclosure, modified to incorporate year-end 2012 data, in the 2012 Form 10-K:

Deferred policy acquisition costs and related amortization

Acquisition costs, consisting of commissions, premium taxes, and salary and benefit expenses of employees directly involved in the underwriting of insurance policies that are successfully issued, are deferred and amortized to expense as premium revenue is recognized.  Deferred policy acquisition costs and related amortization are calculated separately for the property and casualty insurance segment and the reinsurance segment.  The methodology followed in computing deferred policy acquisition costs limits the amount of such deferred costs to the estimated realizable value.  In determining estimated realizable value, the computation gives effect to the premium to be earned, related investment income, anticipated losses and settlement expenses, anticipated policyholder dividends, and certain other costs expected to be incurred to administer the insurance policies as the premium is earned. The anticipated losses and settlement expenses are based on the Company's projected loss and settlement expense ratios for the next twelve months, which include catastrophe loads based on historical adjusted for recent trends. Utilizing these projections, deferred policy acquisition costs for the property and casualty insurance segment and the reinsurance segment were not subject to limitation at December 31, 2011.  Based on an analysis performed by management, the actuarial projections of the expected loss and settlement expense ratios for the next twelve months would have needed to increase 9.05 percentage points in the property and casualty insurance segment and 8.52 percentage points in the reinsurance segment before deferred policy acquisition costs would have been subject to limitation.  Such increases in the expected loss and settlement expense ratios would likely be driven by many factors, including higher catastrophe loads.

2.
In the tables on pages 83 through 85 you separately disclose the catastrophe and storm losses component of your losses and settlement expenses and separately discuss these losses in your following analyses.  Please provide us proposed disclosure to be included in future periodic reports that describes the threshold you apply to consider your losses as catastrophe and storm losses.  In your proposed disclosure, please clarify why you include storm losses in the description in the tables but only appear to discuss catastrophes in your subsequent analyses.  Clarify whether the storm losses included in the catastrophe and storm losses line-items in your tables are only the losses associated with catastrophic events; clarify whether storm losses for events not considered catastrophic are excluded from this line-item.

Response:

Management uses occurrence numbers assigned by Property Loss Reinsurance Bureau (PLRB) Catastrophe Services to determine which losses are classified as catastrophe and storm losses for the property and casualty insurance segment.  For the reinsurance segment, management uses catastrophe serial numbers assigned by Property Claims Services (for events occurring in United States territories) and information provided by the ceding companies (for events occurring outside United States territories) to determine which losses are classified as catastrophe and storm losses.  The captions “catastrophe and storm losses” and “catastrophe losses” are synonymous; however, management acknowledges that the use of different captions in different places could lead to confusion about the types of losses that are included under each caption.  As a result, management will begin utilizing the caption “catastrophe and storm losses” consistently throughout its filings.

To explain the thresholds utilized to classify losses as catastrophe and storm losses, management proposes to include the following disclosure under the heading “MEASUREMENT OF RESULTS” in the 2012 Form 10-K:

Catastrophe and storm losses.  For the property and casualty insurance segment, catastrophe and storm losses include losses attributed to events that have occurred in the United States which have been assigned an occurrence number by Property Loss Reinsurance Bureau (PLRB) Catastrophe Services.  According to PLRB, an occurrence number is assigned when an event has produced conditions severe enough to have caused, or to be likely to have caused, property damage.  For the reinsurance segment, catastrophe and storm losses include losses that have occurred in the United States, Puerto Rico and the U.S. Virgin Islands which have been designated as catastrophes by Property Claims Services (PCS), as well as non-U.S. catastrophe and storm losses reported by the ceding companies.  According to PCS, a catastrophe serial number is assigned to events that cause $25 million or more in direct insured losses to property and affect a significant number of policyholders and insurers.

Notes to Consolidated Financial Statements
Note 1:  Summary of Significant Accounting Policies
Property and Casualty Insurance and Reinsurance Operations, page 115

3.
Please provide us proposed disclosure to be included in future periodic reports that clearly explains the accounting policy you follow to evaluate and recognize premium deficiencies similar to the information you provided in your response to comment 2.  Disclose how losses related to a significant catastrophe, and/or accumulation of catastrophes is included in your premium deficiency calculation.  Also, clarify in your proposed disclosure whether the loss and settlement expenses are discounted for the purpose of this calculation.

Response:

Management proposes to include the following disclosure in the SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES in the 2012 Form 10-K under the heading “Property and Casualty Insurance and Reinsurance Operations”:

The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to the estimated realizable value.  In determining estimated realizable value, the computation gives effect to the premium to be earned, related investment income, anticipated losses and settlement expenses, anticipated policyholder dividends, and certain other costs expected to be incurred to administer the insurance policies as the premium is earned.  The anticipated losses and settlement expenses are not discounted and are based on the Company’s projected loss and settlement expense ratios for the next twelve months, which include catastrophe loads based on historical results adjusted for recent trends.  The occurrence of a significant catastrophe, and/or accumulation of catastrophes would not have a direct impact on the determination of premium deficiencies; however, such occurrences would be included in the historical results that are used to establish the catastrophe loads.  A premium deficiency is first recognized by expensing the amount of unamortized deferred policy acquisition costs necessary to eliminate the deficiency.  If the premium deficiency is greater than the unamortized deferred policy acquisition costs, a liability is accrued for the excess deficiency.  The Company did not record a premium deficiency for the three years ended December 31, 2012, 2011 and 2010.

4.
Please provide us proposed policy disclosure to be included in future periodic reports that clarifies that your liabilities for losses that are based upon case-basis estimates of reported losses and estimates of unreported losses are made for losses incurred through the balance sheet date under ASC 944-40-25-1.

Response:

Management proposes to modify the disclosure contained on page 116 of the 2011 Form 10-K as follows for inclusion in the 2012 Form 10-K:

Liabilities for losses reflect losses incurred through the balance sheet date and are based upon case-basis estimates of reported losses supplemented with bulk case loss reserves, estimates of unreported losses based upon prior experience adjusted for current trends, and estimates of losses expected to be paid under assumed reinsurance contracts.  Liabilities for settlement expenses are provided by estimating expenses expected to be incurred in settling the claims provided for in the loss reserves.  Changes in estimates are reflected in current operating results (see note 4).

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In connection with this response to the staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this matter.  If you have any questions or comments regarding our responses to your comments, please contact me at (515) 345-2902.

Sincerely,

EMC INSURANCE GROUP INC.

/s/  Mark E. Reese
Mark E. Reese
Senior Vice President and
Chief Financial Officer
(Principal Financial and Accounting Officer)